UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              AMENDED SCHEDULE 13D
                                  RULE 13D-101

                                (AMENDMENT NO. 1)

           Information to be Included in Statements Filed Pursuant to
                                  Rule 13d-1(a)
                    and Amendments Thereto Filed Pursuant to
                                  Rule 13d-2(a)

                                  IEXALT, INC.
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
                         (Title of Class of Securities)

                                    451691109
                                 (CUSIP Number)

                                  Sharon Kimmel
                                  iExalt, Inc.
                               4301 Windfern Road
                              Houston, Texas 77041
                                 (281) 600-4000
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                November 17, 1999
             (Date of Event That Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

Amended 13D of Jonathan Gilchrist, p. 1 of 6 pages

                                  SCHEDULE 13D

CUSIP NO. 451691109
--------------------------------------------------------------------------------
|   1  |   NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF
|      |   ABOVE PERSON
|      |   Jonathan Gilchrist
--------------------------------------------------------------------------------
|   2  |   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *     (a)[ ]
|      |   Inapplicable                                           (b)[ ]
|      |
--------------------------------------------------------------------------------
|   3  |   SEC USE ONLY
|      |
--------------------------------------------------------------------------------
|   4  |   SOURCE OF FUNDS *
|      |
|      |   Cash and services rendered
--------------------------------------------------------------------------------
|   5  |   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
|      |   TO ITEMS 2(d) or 2(e)                                             [ ]
|      |   N/A
--------------------------------------------------------------------------------
|   6  |   CITIZENSHIP OR PLACE OF ORGANIZATION
|      |
|      |   United States
--------------------------------------------------------------------------------
                       | 7 | SOLE VOTING POWER
                       |   |
                       |   | 2,000,000
                       ---------------------------------------------------------
NUMBER OF              | 8 | SHARED VOTING POWER
SHARES                 |   |
BENEFICIALLY           |   |
OWNED BY EACH          ---------------------------------------------------------
REPORTING              | 9 | SOLE DISPOSITIVE POWER
PERSON WITH            |   |
                       |   | 2,000,000
                       ---------------------------------------------------------
                       |10 | SHARED DISPOSITIVE POWER
                       |   |
                       |   |
--------------------------------------------------------------------------------
|  11  |   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
|      |
|      |   2,000,000
--------------------------------------------------------------------------------
|  12  |   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
|      |   SHARES *                                                          [ ]
--------------------------------------------------------------------------------
|  13  |   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
|      |
|      |   9.58%
--------------------------------------------------------------------------------
|  14  |   TYPE OF REPORTING PERSON *
|      |
|      |   IN
--------------------------------------------------------------------------------

Amended 13D of Jonathan Gilchrist, p. 2 of 6 pages

                                 SCHEDULE 13D

ITEM 1.     SECURITY AND ISSUER.


Title of Security:              common stock, par value $0.001 per share
                                (the "Common Stock")

Name and Address of Issuer's    iExalt, Inc.
Principal Executive Offices:    4301 Windfern
                                Houston, Texas  77041

ITEM 2.     IDENTITY AND BACKGROUND.


     (a)           Name of Persons Filing and Place of Organization:

                   This Schedule 13D is being filed by Jonathan Gilchrist
                   CIK: 0001125234

     (b)           Address of Principal Business Office:
                   4301 Windfern Road
                   Houston, TX 77041

     (c)           Principal Business:

                   Jonathan Gilchrist's principal occupation is officer, director, and general counsel for the Issuer. The Issuer provides Internet and traditional media products and services to Christian families, businesses, schools and other organizations.

     (d)           Criminal Convictions:

                   None

     (e)           Civil Proceedings:

                   None

     (f)           U.S. Citizen

Amended 13D of Jonathan Gilchrist, p. 3 of 6 pages

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      Effective September 1, 1999, Sunbelt Exploration, Inc., a Nevada corporation (the "Company"), acquired all of the issued and outstanding stock of iExalt, Inc., a Texas corporation in the business of providing Internet service and content targeted towards the Christian community ("iExalt Texas"). In connection with such acquisition, the Company issued an aggregate of 18,393,666 shares of authorized but unissued common stock to the shareholders of iExalt Texas, in exchange for all of the outstanding shares of iExalt Texas common stock, which constituted upon closing approximately 88% of the issued and outstanding common stock of the Company. Upon the closing of the transaction, there were 20,874,166 shares of common stock of the Company issued and outstanding.

      In connection with the reorganization, the shareholders (a) adopted and approved Amended and Restated Articles of Incorporation which authorized changing the name of Sunbelt Exploration, Inc. to iExalt, Inc. and authorized 20,000,000 shares of preferred stock, par value $.001; and (b) elected Jack Tompkins, Hunter Carr, Don Sapaugh, Jonathan Gilchrist, and Morris Chapman as directors of the Company.

      As a result of the reorganization, Jonathan Gilchrist exchanged all of his shares of iExalt Texas for 2,250,000 shares of the Issuer's Common Stock.

      On September 1, 1999, Mr. Gilchrist gifted 199,500 of those shares, and on November 17, 1999, Mr. Gilchrist gifted 50,500 of those shares, which then became a one percent difference from his original 13-D filed effective September 1, 1999. Mr. Gilchrist therefore files this Amended 13-D to report that change in his percentage ownership.

ITEM 4.     PURPOSE OF THE TRANSACTION.

      Jonathan Gilchrist acquired 2,250,000 shares of the Issuer's Common Stock with view to holding a substantial ownership interest in the Issuer. Although Mr. Gilchrist does not have any specific plans or proposals regarding the Issuer in his capacity as shareholder, he will continue to evaluate all alternatives with respect to the Issuer's Common Stock. As an officer and director of the Issuer, Mr. Gilchrist will have some control over the policies and actions of the Issuer.

      Except as stated above, Mr.Gilchrist does not have any plans or proposals of the type referred to in clauses (a) through (j) of Item 4 of Schedule 13D, although he reserves the right to do so in the future.

Amended 13D of Jonathan Gilchrist, p. 4 of 6 pages

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

            a. Mr. Gilchrist is the beneficial owner of 2,000,000 shares of Common Stock, which represents 9.58% of the Issuer's Common Stock as of September 1, 1999.

            b. Mr. Gilchrist has sole voting and dispositive power for 2,000,000 shares of Common Stock.

            c. Except as described herein, Mr. Gilchrist has not engaged in any transaction involving the Common Stock of the Issuer during the past 60 days.

            d.    Not applicable.

            e.    Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.


ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.


      Exhibit A   Exchange Agreement between Sunbelt Exploration Inc. and
                  iExalt, Inc., Exhibit 1.1 to 8-K of Sunbelt Exploration Inc.
                  filed on September 14, 1999, and incorporated here by reference




                           [SIGNATURE PAGE FOLLOWS]


Amended 13D of Jonathan Gilchrist, p. 5 of 6 pages

                                   SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct as of November 17, 1999.

Date: October 1, 2000




                                                /s/ Jonathan Gilchrist
                                                    Jonathan Gilchrist



                              INDEX TO EXHIBITS

Exhibit A   Exchange Agreement between Sunbelt Exploration Inc. and iExalt,
            Inc., Exhibit 1.1 to 8-K of Sunbelt Exploration Inc. filed on
            September 14, 1999, and incorporated here by reference


                                   EXHIBITS

Exhibit A   Exchange Agreement between Sunbelt Exploration Inc. and iExalt,
            Inc., Exhibit 1.1 to 8-K of Sunbelt Exploration Inc. filed on
            September 14, 1999, and incorporated here by reference


Amended 13D of Jonathan Gilchrist, p. 6 of 6 pages